

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2013

Via E-mail
Tim Martin
Executive Vice President and Chief Financial Officer
Guitar Center Holdings, Inc.
5795 Lindero Canyon Road
Westlake Village, California 91362

> **Re: Guitar Center Holdings, Inc.**
> **Guitar Center, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **File Nos. 333-175270-07 and 0-22207**

Dear Mr. Martin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

2012 compared to 2011, page 34

1. We note net sales from your Guitar Center segment increased 4.3% to $1.596 billion in 2012 from $1.530 billion in 2011. We also read your disclosure that comparable retail store sales increased 0.9%, or $12.6 million, and sales from your Guitar Center website decreased 1.2%, or $1.1 million. Please consider disclosing the total amount of online sales from the Guitar Center website. Alternatively, explain to us why such information would not be beneficial to the users of your financial statements.

Critical accounting estimates, page 47

2. Given the material amount of goodwill on your balance sheet and recent goodwill impairment charges, please consider the following guidance when preparing your future filings. Please clearly indicate within your Critical Accounting Estimates how you determine your reporting units for purposes of goodwill impairment testing and disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If you believe no reporting units are at risk or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please ensure you disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Consolidated Financial Statements and Supplementary Data, page 50

1. Nature of Business and Significant Accounting Policies, page F-14

Merchandise Advances / Gift Cards, page F-17

3. Please tell us how you determined that it was appropriate to classify gift card breakage as a reduction of cost of goods sold. Please tell us and, if material, disclose the amount of breakage recognized during the periods presented.

2. Goodwill and Intangible Assets, page F-21

Other intangible assets, page F-23

4. We note that you amortize customer relationships over a weighted-average useful life of thirteen years. Explain to us why you believe this useful life is appropriate and, in doing so, tell us the methodology used to determine the range.

5. Long-Term Debt, page F-29

5. We note that you elected to require the holders of the senior PIK notes to reinvest 50% of the October 2012 interest payment in newly issued Guitar Center senior notes totaling $19.9 million. It appears that Guitar Center Holdings, Inc. has classified this transaction on its statements of cash flows as non-cash interest expense within operating activities whereas Guitar Center, Inc. has classified this amount as proceeds from the issuance of debt within financing activities. Please explain to us the justification for your presentation and, in doing so, explain whether or not Holdings physically paid cash to debt holders and Guitar Center actually received $19.9 million of cash from those same debt holders. Also tell us if Holdings has reflected an offsetting operating activity outflow to reflect payment of the interest.

6. Segment Information, page F-34

6. We note that each of your reportable segments includes online operations and that you reference www.guitarcenter.com, www.musicarts.com, and direct response "components" on page F-21. We also note from page F-21 of this filing and from your Form 10-Q for the quarterly period ended June 30, 2013 that you transferred certain online operations from your direct response segment to the Guitar Center and Music & Arts segments. Please identify for us the specific online operations for which discrete financial information is available and tell us the extent to which segment management, as defined in ASC 280-10-50-7, and/or your chief operating decision maker review these online operations, particularly those within your Guitar Center and Music & Arts segments. Ensure that you discuss the specific financial information reviewed by these parties and how management uses the data, including how management makes the determination to transfer online operations between segments.

10. Income taxes, page F-39

7. We read your disclosure on page F-41 where you state, "In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning

strategies in making this assessment. Based on the available objective evidence, management believes it is more likely than not that Holdings will not fully realize the benefits of its deductible temporary differences. Accordingly, we increased the valuation allowance on Holdings' federal and state net operating losses and other deferred tax assets by $25.7 million in 2012 and $32.2 million in 2011." Please discuss in your MD&A why you believe that a substantial amount of your deferred tax assets will not be recoverable based on your expected future taxable income. Clearly explain to readers the implications of this policy with respect to management's expectations for generating future taxable income. Lastly, explain to us how your assumptions and expectations of future taxable income were considered in your goodwill impairment testing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief